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                                [AES LETTERHEAD]


FOR IMMEDIATE RELEASE
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                                                    Contact: Kenneth R. Woodcock
                                                             (703) 522-1315

                     AES WAIVER OF CONDITION IN GENER OFFER


ARLINGTON, VA, DECEMBER 7, 2000 -- The AES Corporation (NYSE:AES), announced that it had waived through December 7, 2000 the condition in its offer to exchange all outstanding American Depositary Shares of Gener S.A. for AES common stock having a value of US$16 per ADS and in its offer to purchase 3,466,600,000 shares of Gener common stock in Chile at the Chilean peso equivalent of $0.235294118 per share that the low selling price of AES common stock on the New York Stock Exchange not be less than $50.00. On each of November 22, 2000, December 4, 2000, December 5, 2000, December 6, 2000 and December 7, 2000, the low selling price of AES shares on the New York Stock Exchange was below $50.00. As a result of this action, the AES share price condition will not be triggered as a result of the AES share price on any of these five dates. AES can offer no assurance that it will similarly waive this condition if the low AES share price is below $50.00 on any future date.

AES is a leading global power company comprised of competitive generation, distribution and retail supply businesses in Argentina, Australia, Bangladesh, Brazil, Canada, China, Dominican Republic, El Salvador, Georgia, Hungary, India, Kazakhstan, the Netherlands, Mexico, Pakistan, Panama, Sri Lanka, the United Kingdom, the United States and Venezuela.

The company's generating assets include interests in one hundred and thirty seven facilities totaling over 49 gigawatts of capacity. AES's electricity distribution network has over 920,000 km of conductor and associated rights of way and sells over 126,000 gigawatt hours per year to over 17 million end-use customers. In addition, through its various retail electricity supply businesses, the company sells electricity to over 154,000 end-use customers.

AES is dedicated to providing electricity worldwide in a socially responsible way.

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For more general information visit our web site at www.aesc.com or contact investor relations at investing@aesc.com. The list aes-pr-announce is an
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